UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains our press releases dated October 24, 2012, entitled: “NXP Announces Third Quarter 2012 Results” and “NXP Announces Offer to Purchase Notes for up to $ 500 Million in Cash”.

Exhibits

1.	Press release dated October 24, 2012.

2.	Press release dated October 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 25th day of October 2012.

NXP Semiconductors N.V.

/s/ P. Kelly

P. Kelly, CFO

Exhibit 1

NXP Semiconductors Reports Third Quarter 2012 Results

Q3 2012
Revenue	$1,170 million

GAAP Gross margin	45.8%
GAAP Operating margin	14.4%
GAAP Diluted earnings per share	$0.45

Non-GAAP Gross margin	46.3%
Non-GAAP Operating margin	19.8%
Non-GAAP Earnings per share	$0.56

•	Trailing twelve month adjusted EBITDA $989 million

•	Net debt reduced $76 million year-on-year to $2,880 million

•	Product revenue growth of 9 percent sequentially

New York, New York, October 24, 2012 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter of 2012, ended September 30, 2012, and provided guidance for the fourth quarter 2012.

“We are pleased with our performance during the third quarter of 2012 as we delivered Product revenue of $1,114 million, a nine percent sequential increase, and nearly a fifteen percent increase from the comparable year ago period. Total NXP revenue was $1,170 million, a seven percent sequential increase, and a ten percent increase from the comparable year ago period. Our growth in the quarter was in-line with the mid-point of our tightened guidance range, a direct reflection of the company specific design opportunities we have previously highlighted. Although, over the intermediate term we believe the continued uncertainty of the macro environment may limit growth in the more cyclically exposed portions of our business. We remain committed to improving our cost and expense structure, which should result in improved free cash flow. Our strategy continues to be focused on providing unique and differentiated product solutions to enable our customers success, which over the longer-term should allow NXP to outpace the cyclical growth of the overall semiconductor market,” said Richard Clemmer, NXP Chief Executive Officer.

Third Quarter 2012 Results ($ millions, except EPS, unaudited)

	Q3 2012	Q2 2012	Q3 2011	Q - Q	Y - Y
Product Revenue	$1,114	$1,022	$970	9.0%	14.8%
Mfg. & Other Revenue	$56	$72	$90	–22.2%	–37.8%

Total Revenue	$1,170	$1,094	$1,060	6.9%	10.4%
GAAP Gross Profit	$536	$538	$488	–0.4%	9.8%
Gross Profit Adjustments (1)	$(6)	$33	$(24)
Non-GAAP Gross Profit	$542	$505	$512	7.3%	5.9%
GAAP Gross Margin	45.8%	49.2%	46.0%
Non-GAAP Gross Margin	46.3%	46.2%	48.3%
GAAP Operating Income	$168	$156	$109	7.7%	54.1%
Operating Income Adjustments (1)	$(64)	$(48)	$(101)
Non-GAAP Operating Income	$232	$204	$210	13.7%	10.5%
GAAP Operating Margin	14.4%	14.3%	10.3%
Non-GAAP Operating Margin	19.8%	18.6%	19.8%
GAAP Net Income / (Loss)	$115	$(90)	$301	NM	–61.8%
Net Income Adjustments (1)	$(27)	$(203)	$175
Non-GAAP Net Income / (Loss)	$142	$113	$126	25.7%	12.7%
GAAP EPS	$0.45	$(0.36)	$1.21	NM	–62.8%
EPS Adjustments (1)	$(0.11)	$(0.81)	$0.71
Non-GAAP EPS	$0.56	$0.45	$0.50	24.4%	12.0%

1)	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q3 2012	Q2 2012	Q3 2011	Percent Q3 Total	Q - Q	Y - Y
Automotive	$239	$244	$223	20%	–2%	7%
Identification	$275	$234	$160	24%	18%	72%
Infrastructure & Industrial	$165	$146	$173	14%	13%	–5%
Portable & Computing	$222	$179	$170	19%	24%	31%

High Performance Mixed Signal (HPMS)	$901	$803	$726	77%	12%	24%
Standard Products (STDP)	$213	$219	$244	18%	–3%	–13%

Product Revenue	$1,114	$1,022	$970	95%	9%	15%
Manufacturing & Other	$56	$72	$90	5%	–22%	–38%

Total Revenue	$1,170	$1,094	$1,060	100%	7%	10%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments.

Additional Information for the Third Quarter of 2012:

•	Events subsequent to the end of the third quarter 2012:

•	On October 8, 2012, NXP completed the redemption of $202 million of its 2013 Super Priority Notes, as previously announced in a press release dated September 7, 2012.

•

On October 24, 2012, 2012, NXP has agreed with certain participating banks to extend the Secured Revolving Credit Agreement (the “RCA”) entered into on April 27, 2012. The RCA is extended with approximately $155 million up to a total amount of approximately $805 million. The RCA will expire on March 1, 2017 and will be used for general corporate purposes.

•	The total debt balance at the end of the third quarter 2012 was $3,582 million, a reduction of $237 million from the $3,819 million in the prior quarter.

•	Net cash interest paid in the third quarter of 2012 was $92 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2012 operating income of $41 million, EBITDA of $53 million and a closing cash balance of $238 million.

•	Utilization in NXP wafer fabs averaged 91 percent in the third quarter 2012 compared to 79 percent in the year ago period and 92 percent in the prior quarter.

Guidance for the Fourth Quarter 2012: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,014	$1,048	$1,081
Q-Q	–9%	–6%	–3%
Mfg. & Other Revenue	$45	$45	$45

Total Revenue	$1,059	$1,093	$1,126
Q-Q	–9%	–7%	–4%
Non-GAAP Gross Profit	$491	$507	$524
Non-GAAP Gross Margin	46.4%	46.4%	46.5%
Non-GAAP Operating Income	$187	$201	$216
Non-GAAP Operating Margin	17.7%	18.4%	19.2%
Interest Expense	$53	$53	$53
Cash Taxes	$11	$11	$11
Non-controlling Interest	$17	$17	$17

Non-GAAP Net Income	$106	$120	$135
Ave. Diluted Shares	253	253	253
Non-GAAP EPS	$0.41	$0.47	$0.53

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Other incidental items,” (xii) “non-GAAP Financial Income (expense),” (xiii) “non-GAAP Results relating to equity-accounted investees,” (xiv) “non-GAAP Cash tax (expense),” (xv) “non-GAAP EPS,” (xvi) “EBITDA”, “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” and (xvii) “net debt.”

In this release, references to:

•

“non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income”, “non-GAAP operating income (loss)” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs and certain other incidental items. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•

“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•

“non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•

“EBITDA” are to NXP’s earnings before interest, taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” are to EBITDA after adjustments for “restructuring costs,” “other incidental items” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months from the date of this release; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs”, “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on October 25, 2012 at 8:00 a.m. U.S. Eastern Daylight Time (2:00 p.m. Central European Time) to discuss its third quarter 2012 results and provide an outlook for the fourth quarter of 2012.

Interested parties may join the conference call by dialing 1 - 800 - 591 - 6930 (within the U.S.) or 1 - 617 - 614 - 4908 (outside the U.S.). The participant pass-code is 28306458. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Table 1: Condensed consolidated statement of operation (unaudited)

($ in millions except share data)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012
Revenue	$1,060	$1,094	$1,170

Cost of revenue	(572)	(556)	(634)

Gross profit	488	538	536

Research and development	(165)	(156)	(153)
Selling, general and administrative	(219)	(231)	(236)

Total operating expenses	(384)	(387)	(389)

Other income (expense)	5	5	21

Operating income (loss)	109	156	168

Financial income (expense):
Interest income (expense) - net	(73)	(70)	(65)
Foreign exchange gain (loss)	(82)	(104)	48
Gain (loss) on extinguishment of long term debt	(11)	—	(11)
Other financial expense	(8)	(4)	(5)

Income (loss) before taxes	(65)	(22)	135

Benefit (provision) for income taxes	(20)	(7)	(6)
Results relating to equity-accounted investees	(25)	(45)	2

Income (loss) from continuing operations	(110)	(74)	131
Income (loss) on discontinued operations, net of tax	421	—	—

Net income (loss)	311	(74)	131
Net (income) loss attributable to non-controlling interests	(10)	(16)	(16)

Net income (loss) attributable to stockholders	301	(90)	115

Earnings per share data:
Net income (loss) attributable to stockholders per common share

Basic earnings per common share in $
Income (loss) from continuing operations	$(0.48)	$(0.36)	$0.46
Income (loss) from discontinued operations	$1.69	$—	$—

Net income (loss)	$1.21	$(0.36)	$0.46

Diluted earnings per common share in $
Income (loss) from continuing operations	$(0.48)	$(0.36)	$0.45
Income (loss) on discontinued operations	$1.69	$—	$—

Net income (loss)	$1.21	$(0.36)	$0.45

Weighted average number of shares of common stock (in thousands):
Basic	248,318	248,272	247,498
Diluted	248,318	248,272	253,060

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012

Current assets:
Cash and cash equivalents	$865	$837	$702
Accounts receivable – net	413	451	470
Other receivables	33	16	15
Assets held for sale	45	17	8
Inventories	610	644	671
Other current assets	111	96	105

Total current assets	2,077	2,061	1,971

Non-current assets:
Investments in equity-accounted investees	71	39	42
Other non-current assets	169	145	144
Property, plant and equipment	1,107	1,044	1,086
Identified intangible assets	1,274	1,061	1,017
Goodwill	2,316	2,186	2,241

Total non-current assets	4,937	4,475	4,530

Total assets	7,014	6,536	6,501

Current liabilities:
Accounts payable	532	524	549
Liabilities held for sale	21	5	3
Accrued liabilities	628	524	513
Short-term debt	49	52	244

Total current liabilities	1,230	1,105	1,309

Non-current liabilities:
Long-term debt	3,772	3,767	3,338
Other non-current liabilities	452	447	450

Total non-current liabilities	4,224	4,214	3,788

Non-controlling interests	203	201	217
Stockholders’ equity	1,357	1,016	1,187

Total equity	1,560	1,217	1,404
Total liabilities and equity	7,014	6,536	6,501

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flow (unaudited)

($ in millions)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012
Cash Flows from operating activities
Net income (loss)	$311	$(74)	$131
(Income) loss from discontinued operations, net of tax	(421)	—	—
Adjustments to reconcile net income (loss):
Depreciation and amortization	152	139	128
Stock-based compensation	3	15	12
Net (gain) loss on sale of assets	(1)	—	(19)
(Gain) loss on extinguishment of debt	11	—	11
Results relating to equity accounted investees	25	45	(2)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(15)	(57)	(8)
(Increase) decrease in inventories	(50)	(12)	(20)
Increase (decrease) in trade payables	(15)	71	19
(Increase) decrease in other receivables	9	18	3
Increase (decrease) in other payables	39	18	(22)
Changes in deferred taxes	(3)	(5)	—
Exchange differences	82	104	(48)
Other items	4	7	7

Net cash provided by (used for) operating activities	131	269	192

Cash flows from investing activities:
Purchase of identified intangible assets	(1)	(7)	(7)
Capital expenditures on property, plant and equipment	(45)	(74)	(92)
Proceeds from disposals of property, plant and equipment	1	1	—
Proceeds from the sale of other non-current financial assets	1	—	1
Purchase of interests in businesses	—	(2)	—
Proceeds from sale of interests in businesses	—	—	27

Net cash (used for) provided by investing activities	(44)	(82)	(71)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	6	1	4
Repayments under the revolving credit facility	(600)	(330)	(200)
Amounts drawn under the revolving credit facility	—	330	—
Repurchase of long-term debt	(230)	—	(59)
Principal payments on long-term debt	(2)	(5)	(5)
Net proceeds from the issuance of long-term debt	—	1	—
Dividends paid to non-controlling interests	—	(39)	(1)
Cash proceeds from exercise of stock options	—	—	6
Purchase of treasury shares	(57)	(37)	(3)

Net cash provided by (used for) financing activities	(883)	(79)	(258)

Net cash provided by (used for) continuing operations	(796)	108	(137)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	—
Net cash provided by (used for) investing activities	842	(45)	—
Net cash provided by (used for) financing activities	—	—	—

Net cash provided by (used for) discontinued operations	842	(45)	—

Net cash from continuing and discontinued operations	46	63	(137)
Effect of changes in exchange rates on cash positions	(48)	(8)	2

Increase (decrease) in cash and cash equivalents	(2)	55	(135)
Cash and cash equivalents at beginning of period	867	782	837

Cash and cash equivalents at end of period	865	837	702
Less: cash and cash equivalents at end of period-discontinued operations	—	—	—

Cash and cash equivalents at end of period-continuing operations	865	837	702

NXP Semiconductors

Table 4: Reconcilliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012
High Performance Mixed Signal (HPMS)	726	803	901
Standard Products	244	219	213

Product Revenue	970	1,022	1,114
Manufacturing Operations	79	62	49
Corporate and Other	11	10	7

Total Revenue	$1,060	$1,094	$1,170

HPMS Revenue	$726	$803	$901
Percent of Total Revenue	68.5%	73.4%	77.0%
HPMS segment GAAP gross profit	397	465	463
PPA effects	(13)	(7)	(1)
Restructuring	—	—	—
Other incidentals	—	(2)	(1)
Other adjustments	—	46	—

HPMS segment non-GAAP gross profit	$410	$428	$465

HPMS segment GAAP gross margin	54.7%	57.9%	51.4%
HPMS segment non-GAAP gross margin	56.5%	53.3%	51.6%

HPMS segment GAAP operating profit	86	159	178
PPA effects	(63)	(54)	(47)
Restructuring	(1)	1	1
Other incidentals	1	(10)	16
Other adjustments		46	—

HPMS segment non-GAAP operating profit	$149	$176	$208

HPMS segment GAAP operating margin	11.8%	19.8%	19.8%
HPMS segment non-GAAP operating margin	20.5%	21.9%	23.1%

Standard Products Revenue	$244	$219	$213
Percent of Total Revenue	23.0%	20.0%	18.2%
Standard Products segment GAAP gross profit	90	66	73
PPA effects	—	—	(1)
Restructuring	—	(1)	1
Other incidentals	—	—	—

Standard Products segment non-GAAP gross profit	$90	$67	$73

Standard Products segment GAAP gross margin	36.9%	30.1%	34.3%
Standard Products segment non-GAAP gross margin	36.9%	30.6%	34.3%

Standard Products segment GAAP operating profit	42	18	22
PPA effects	(14)	(13)	(13)
Restructuring	—	—	—
Other incidentals	1	(1)	2

Standard Products segment non-GAAP operating profit	$55	$32	$33

Standard Products segment GAAP operating margin	17.2%	8.2%	10.3%
Standard Products segment non-GAAP operating margin	22.5%	14.6%	15.5%

NXP Semiconductors

Table 4: Reconcilliation of GAAP to non-GAAP Segment Results (unaudited) (con’t)

($ in millions)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012
Manufacturing Operations Revenue	$79	$62	$49
Percent of Total Revenue	7.5%	5.7%	4.2%
Manufacturing Operations segment GAAP gross profit	(12)	(3)	(2)
PPA effects	(2)	(2)	(2)
Restructuring	(4)	—	(1)
Other incidentals	(5)	(1)	(1)

Manufacturing Operations segment non-GAAP gross profit	$(1)	$—	$2

Manufacturing Operations segment GAAP gross margin	–15.2%	–4.8%	–4.1%
Manufacturing Operations segment non-GAAP gross margin	–1.3%	0.0%	4.1%

Manufacturing Operations segment GAAP operating profit	(16)	(5)	(6)
PPA effects	(6)	(6)	(5)
Restructuring	(5)	—	(1)
Other incidentals	(5)	2	(2)

Manufacturing Operations segment non-GAAP operating profit	$—	$(1)	$2

Manufacturing Operations segment GAAP operating margin	–20.3%	–8.1%	–12.2%
Manufacturing Operations segment non-GAAP operating margin	0.0%	–1.6%	4.1%

Corporate and Other Revenue	$11	$10	$7
Percent of Total Revenue	1.0%	0.9%	0.6%
Corporate and Other segment GAAP gross profit	13	10	2
PPA effects	—	—	—
Restructuring	—	—	—
Other incidentals	—	—	—

Corporate and Other segment non-GAAP gross profit	$13	$10	$2

Corporate and Other segment GAAP gross margin	NM	NM	NM
Corporate and Other segment non-GAAP gross margin	NM	NM	NM
Corporate and Other segment GAAP operating profit	(3)	(16)	(26)
PPA effects	—	—	—
Restructuring	(1)	(2)	(4)
Other incidentals	(8)	(11)	(11)

Corporate and Other segment non-GAAP operating profit	$6	$(3)	$(11)

Corporate and Other segment GAAP operating margin	NM	NM	NM
Corporate and Other segment non-GAAP operating margin	NM	NM	NM

NXP Semiconductors

Table 5: Financial Reconcilliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012
Revenue	$1,060	$1,094	$1,170
GAAP Gross profit	$488	$538	$536
PPA effects	(15)	(9)	(4)
Restructuring	(4)	(1)	—
Other incidentals	(5)	(3)	(2)
Other adjustments	—	46	—

Non-GAAP Gross profit	$512	$505	$542

GAAP Gross margin	46.0%	49.2%	45.8%
Non-GAAP Gross margin	48.3%	46.2%	46.3%
GAAP Research and development	$(165)	$(156)	$(153)
PPA effects	—	—	—
Restructuring	(1)	1	—
Other incidentals	—	(6)	(3)

Non-GAAP Research and development	$(164)	$(151)	$(150)

GAAP Selling, general and administrative	$(219)	$(231)	$(236)
PPA effects	(68)	(64)	(61)
Restructuring	(2)	(2)	(4)
Other incidentals	(8)	(13)	(10)

Non-GAAP Selling, general and administrative	$(141)	$(152)	$(161)

GAAP Other income (expense)	$5	$5	$21
PPA effects	—	—	—
Restructuring	—	1	—
Other incidentals	2	2	20

Non-GAAP Other income (expense)	$3	$2	$1

GAAP Operating income (loss)	$109	$156	$168
PPA effects	(83)	(73)	(65)
Restructuring	(7)	(1)	(4)
Other incidentals	(11)	(20)	5
Other adjustments	—	46	—

Non-GAAP Operating income (loss)	$210	$204	$232

GAAP Operating margin	10.3%	14.3%	14.4%
Non-GAAP Operating margin	19.8%	18.6%	19.8%
GAAP Financial income (expense)	$(174)	$(178)	$(33)
Foreign exchange gain (loss) on debt	(82)	(104)	48
Gain (loss) on extinguishment of long term debt	(11)	—	(11)
Other financial expense	(8)	(4)	(5)

Non-GAAP Financial income (expense)	$(73)	$(70)	$(65)

GAAP Income tax benefit (provision)	$(20)	$(7)	$(6)
Other adjustments	(19)	(2)	3

Non-GAAP Cash tax (expense)	$(1)	$(5)	$(9)

GAAP Results relating to equity-accounted investees	$(25)	$(45)	$2
Other adjustments	(25)	(45)	2

Non-GAAP Results relating to equity-accounted investees	$—	$—	$—

GAAP Income (loss) from continuing operations	$(110)	$(74)	$131
PPA effects	(83)	(73)	(65)
Restructuring	(7)	(1)	(4)
Other incidentals	(11)	(20)	5
Other adjustments	(145)	(109)	37	1)

Non-GAAP Income (loss) from continuing operations	$136	$129	$158

GAAP Income (loss) on discontinued operations - net of tax	$421	$—	$—
Other adjustments	421	—	—

Non-GAAP Income (loss) from discontinued operations	$—	$—	$—

GAAP Net income (loss) attributable to stockholders	$301	$(90)	$115
PPA effects	(83)	(73)	(65)
Restructuring	(7)	(1)	(4)
Other incidentals	(11)	(20)	5
Other adjustments	276	(109)	37	1)

Non-GAAP Net income (loss) attributable to stockholders	$126	$113	$142	2)

GAAP Weighted average shares - diluted	248,318	248,272	253,060
Non-GAAP Adjustment	3,152	5,115	—

Non-GAAP Weighted average shares - diluted	251,470	253,387	253,060

GAAP Diluted net income (loss) attributable to stockholders per share	$1.21	$(0.36)	$0.45
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.50	$0.45	$0.56

1)

Includes: Foreign exchange gain on debt: $48 million; Other financial expense: $(16) million; Results relating to equity-accounted investees: $2 million; and difference between book and cash income taxes: $3 million.

2)	Includes stock based compensation expense of $12 million.

NXP Semiconductors

Table 6: Adjusted EBITDA (unaudited)

($ in millions)	Three Months Ended
	Oct 2, 2011	July 1, 2012	Sept 30, 2012
Net Income	$311	$(74)	$131
Income (loss) on discontinued operations	421	—	—

Income (loss) from continuing operations	$(110)	$(74)	$131

Reconciliing items to EBITDA
Financial (income) expense	174	178	33
Benefit (provision) for income taxes	20	7	6
Depreciation	68	62	59
Amortization	84	77	69

EBITDA	$236	$250	$298

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	25	45	(2)
Restructuring 1)	7	1	3
Other incidental items 1)	11	19	(5)
Other adjustments	—	(46)	—

Adjusted EBITDA	$279	$269	$294

Trailing twelve month adjusted EBITDA	$1,173	$974	$989
1) Excluding depreciation property, plant and equipment related to:

Restructuring	—	—	1
Other incidental items	—	1	—

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202

Exhibit 2

NOT FOR DISTRIBUTION IN ITALY

NXP Announces Offer to Purchase Notes for up to $500 Million in Cash

New York, United States of America, October 24, 2012. NXP Semiconductors N.V. (together with its subsidiaries, “NXP”) today announced the commencement of an offer to purchase (as such offer may be amended or supplemented from time to time, the “Offer”) by its subsidiary NXP B.V. for up to $500 million in cash of outstanding U.S. dollar-denominated 9 3/4% Senior Secured Notes due 2018 (the “Notes”) jointly and severally issued by NXP B.V. and NXP Funding LLC properly tendered (and not validly withdrawn) and accepted, upon the terms and subject to the conditions set forth in the offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is subject to a financing condition and certain general conditions. The purpose of the Offer is to allow NXP to lower its interest cost and to extend the maturity profile of its debt. NXP expects to use funds raised in the debt securities or term loan markets to fund the purchase of the Notes in the Offer.

Key terms of the Offer are listed in the table below:

CUSIP/ISIN	Title of Notes to be tendered	Outstanding Principal Amount	Early Tender Premium(1)	Total Consideration(2)
N65965 AN0/USN65965AN07	9 3/4% Senior Secured Notes due 2018	$922,470,000.00	$30.00	$1,172.50
62947Q AK4/US62947QAK40

(1)	Per $1,000 principal amount of Notes that are accepted for purchase.
(2)	Per $1,000 principal amount of Notes that are accepted for purchase, including the Early Tender Premium (as defined below) but excluding any accrued and unpaid interest. Holders who tender after the Early Tender Deadline (as defined below) will not receive the Early Tender Premium.

Early Tender Premium. Holders will be entitled to receive an early tender premium, as indicated in the table above (as the same may be increased or decreased, the “Early Tender Premium”), and hence the total consideration listed in the table above (as the same may be increased or decreased, the “Total Consideration”), but only in respect of Notes properly tendered in the Offer (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on November 9, 2012, unless extended by NXP B.V. in its sole discretion (such time and date, as the same may be extended, the “Early Tender Deadline”) and accepted. Notes properly tendered (and not validly withdrawn) after the Early Tender Deadline, but at or prior to 11:59 p.m., New York City time, on November 26, 2012, unless extended or earlier terminated by NXP B.V. in its sole discretion (such time and date, as the same may be extended, the “Expiration Time”), will only qualify to receive the tender offer consideration, which consists of the Total Consideration less the Early Tender Premium.

Total Consideration. For each proper tender of $1,000 principal amount of Notes (not validly withdrawn) made at or prior to the Early Tender Deadline and accepted, the holders of such Notes will receive the Total Consideration, as listed in the table above.

Accrued and Unpaid Interest. All holders whose Notes are accepted for purchase in the Offer will also be entitled to receive accrued and unpaid interest on the Notes to, but not including, the date promptly following the Expiration Time, upon which payments under the Offer will be made in cash.

Maximum Tender Amount. The Offer is for a maximum tender amount of up to $500,000,000, as may be increased, decreased or waived by NXP B.V., excluding accrued and unpaid interest on the Notes that are accepted for purchase in the Offer.

Proration. The tendered Notes that NXP B.V. will accept for purchase may be subject to proration, as described in the Offer to Purchase.

Conditions to the Offer. The Offer is subject to a financing condition and certain general conditions, as described in the Offer to Purchase. The purpose of the Offer is to allow NXP to lower its interest cost and to extend the maturity profile of its debt. NXP expects to use funds raised in the debt securities or term loan markets to fund the purchase of the Notes in the Offer.

Withdrawal. Tenders of Notes may be validly withdrawn at any time at or prior to 5:00 p.m. New York City time on November 9, 2012 (such time and date, as the same may be extended, the “Withdrawal Date”). Tenders of Notes made after the Withdrawal Date may not be validly withdrawn, unless NXP B.V. is required by law to permit withdrawal. Subject to applicable law, NXP B.V. may extend or otherwise amend the Early Tender Deadline or the Expiration Time, or increase, decrease or waive the Maximum Tender Amount, without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights of holders. In addition, tendered Notes may be validly withdrawn if the Offer is terminated without any Notes being purchased thereunder. In the event of a termination of the Offer, the Notes tendered pursuant to the Offer will be promptly returned to the tendering holders.

General. The Notes can only be tendered in minimum principal amounts of $100,000 and integral multiples of $1,000 in excess thereof. Notes tendered by a holder will not be accepted if, upon acceptance for purchase and payment for such Notes, the principal amount of the Notes held by such holder is less than the $100,000 minimum denomination for the issue. NXP B.V.’s obligation to accept any Notes tendered and to pay the applicable consideration for them is set forth solely in the Offer to Purchase. Subject to applicable law, NXP B.V. may amend, extend or terminate the Offer at any time. NXP B.V. intends to cancel and retire all of the Notes purchased pursuant to the Offer.

Listing. The Notes are listed on the Global Exchange Market (GEM) of the Irish Stock Exchange in accordance with the rules of that exchange.

Additional Information. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are serving together as the dealer managers in connection with the Offer (the “Dealer Managers”). D.F. King & Co., Inc. is serving as information agent for the offer (the “Information Agent”). Deutsche Bank Trust Company Americas is serving as the tender agent in connection with the Offer (the “Tender Agent”). Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the Dealer Managers, the Tender Agent or the Information Agent. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer. Any required documents should be sent or delivered by each holder or its broker, dealer, commercial bank, trust company or other nominee to the Tender Agent at the addresses set forth on the back cover of the Offer to Purchase. None of NXP, NXP B.V., the Dealer Managers, the Information Agent, the Tender Agent, the trustee for the Notes or any of their affiliates are making any recommendations to holders of Notes as to whether to tender or refrain from tendering their Notes in the Offer. Holders of Notes must decide how many Notes they will tender, if any.

Qualification. This announcement is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein. No Offer shall be made in any jurisdiction where such offer or purchase would be unlawful. Holders should seek their own advice based on their particular circumstances from an independent adviser. The Offer is made only by, and pursuant to, the terms set forth in the Offer to Purchase and the related Letter of Transmittal, and the information in this press release is qualified by reference thereto.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-Looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with NXP’s suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

The Dealer Managers

BofA Merrill Lynch

One Bryant Park

New York, New York 10036

Attn: Debt Advisory

Collect: +1 (646) 855-3401

Toll-free: +1 (888) 292-0070

Deutsche Bank Securities Inc.

60 Wall Street, 2nd Floor

New York, New York 10005

Attn: Liability Management Group

Collect: +1 (212) 250-7527

Toll-free: +1 (855) 287-1922

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Attn: Liability Management Group

Collect: +1 (800) 828-3182

Toll-free: +1 (212) 902-5183

The Tender Agent

Deutsche Bank Trust Company Americas

DB Services Americas, Inc.

MS JCK01-D218

5022 Gate Parkway, Suite 200

Jacksonville, FL 32256

United States of America

Attention: Reorganization Unit

Tel: +1-800-735-7777, Option 1

Email: db.reorg@db.com

The Information Agent

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Tel: +1 (212) 269-5550

Toll-free: +1 (800) 207-3158

E-mail: NXP@dfking.com

For questions to NXP, please contact:

Investors

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202